

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Russell W. Mitchell
Chief Executive Officer
Puramed Bioscience, Inc.
1326 Schofield Avenue
Schofield, WI 54476

> **Re: Puramed Bioscience, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-52771**

Dear Mr. Mitchell:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief